Prospectus Supplement No. 6	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated March 18, 2020 and Prospectus Supplement dated April 6, 2020)	Registration No. 333-237251

Ideanomics, Inc.

5,000,000 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 5,000,000 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a price of $1.00 per share, pursuant to our previously announced Standby Equity Purchase Agreement dated April 3, 2020 with YA, as amended by our previously announced letter agreement dated June 9, 2020 (together, the “SEDA”). The total purchase price and proceeds we will receive from the sale of the shares is $5,000,000. These shares are being issued as part of the commitment by YA to purchase from time to time, at our option, up to $45,000,000 worth of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. We expect to issue the shares to YA on or about June 12, 2020.

In addition to our issuance of common shares to YA pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA to the public. Though we have been advised by YA, and YA represents in the SEDA, that YA is purchasing the shares for its own account, for investment purposes, and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, YA may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “IDEX.” The closing price of our common stock on the NASDAQ Capital Market on June 11, 2020 was $1.09 per share.

The aggregate market value of our outstanding common stock held by nonaffiliates at the time we entered into the SEDA on April 3, 2020 was $116,550,319, based on 133,965,884 shares of common stock held by nonaffiliates and a per share price of $0.87 using the closing price of our common stock on April 3, 2020. As of the date hereof, as a result of entering into the SEDA and certain other agreements with YA and its affiliates, we have offered securities with an aggregate market value of $49,000,000. After giving effect to the issuance described in this prospectus supplement, YA has purchased an aggregate of 17,583,891 shares of our common stock under the SEDA at an aggregate purchase price of $10,500,000.

Investing in our securities involves a high degree of risk.

See “Risk Factors” beginning on page S--8 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 12, 2020.

THE OFFERING

Securities Offered	5,000,000 shares of common stock of Ideanomics, Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution dated April 3, 2020

Purchase price	$1.00 per share

Proceeds	$5,000,000

Use of Proceeds	We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including for general working capital purposes, which may include the repayment of outstanding debt.

Symbol for our common stock on the Nasdaq Capital Market	“IDEX”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.